Mail Stop 6010


      November 18, 2005

Peter P. Phildius
Chief Executive Officer
Avitar, Inc.
65 Dan Road
Canton, MA 02021

      Re: 	Avitar, Inc.
      Revised Preliminary Proxy Materials
      Filed November 14, 2005
      File No. 1-15695

Dear Mr. Phildius:

	We have limited our review to selected portions of your preliminary proxy materials and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Purposes of the Reverse Stock Split
1. Please revise the first paragraph of this section to disclose the closing price as of the most recent practical date.

Terms of September 2005 Private Placement
2. As we commented upon in our November 8, 2005 comment letter concerning your Form S-3, generally securities may not be registered for resale before the private placement is complete. It appears that the consideration for the securities has not yet been paid, so your private placement is incomplete. Please either (1) tell us why you believe your registration of the shares is appropriate at this time, citing all authority on which you rely, or (2) withdraw your registration statement and complete your private placement.

Principal Effects of the Reverse Stock Split

3. Please refer to prior comment 1. Please revise the first column of the table to quantify the extent to which you would have to issue shares for the notes based on the closing price of the most recent practical date. The first column should also clarify the extent to which you do not have enough authorized shares for such issuances without the reverse stock split. The second column should include a line item that discloses the number of shares you would have to issue for the notes after the reverse stock split.

       As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Tom Jones at (202) 551-3602 or me at (202)
551-
3617 if you have questions.


      							Sincerely,



      							Russell Mancuso
      							Branch Chief

cc (via fax): Eugene M. Cronin, Esq.



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Avitar, Inc.
November 18, 2005
Page 2